

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

June 12, 2007

Via U.S. Mail and Fax (724) 471-7305

Mr. Thomas W. Stoelk
Chief Financial Officer
Superior Well Services, Inc.
1380 Rt. 286 East, Suite 121
Indiana, PA 15701

> **Re:** **Superior Well Services, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Filed March 9, 2007**
> **File No. 0-51435**

Dear Mr. Stoelk:

We have reviewed your Form 10-K for the Fiscal Year Ended December 31, 2006 and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for fiscal year ended December 31, 2006

<u>Consolidated Statements of Cash Flows, page 44</u>

1. Revise your disclosure to reflect any cash flows to acquire businesses, net of cash
    acquired, within your cash flows from investing activities, to the extent your asset
    acquisitions represent acquisitions of businesses. Further, revise the Statements of
    Cash Flow Data within Selected Financial Data on page 20 to conform with any
    changes made to your consolidated statements of cash flows.

<u>Note 2. Summary of Significant Accounting Policies</u>

<u>Goodwill and Other Intangible Assets, page 47</u>

2. We note from your disclosure within Liquidity and Capital Resources on page 32 that
    your goodwill and intangible assets increased by $3.9 million due principally to asset
    acquisitions that occurred in 2006, including the Patterson acquisition. Please tell us
    how you have accounted for each of your acquisitions, and explain to us how you
    complied with the accounting and disclosure provisions of SFAS No.141, EITF 98-3,
    and Rule 3-05 of Regulation S-X.

<u>Closing Comments</u>

        As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the
    filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Bob Carroll at (202) 551-3362, or Ryan Milne at (202) 551-3688 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

 /s/ April Sifford

April Sifford
Branch Chief Accountant